UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

86272T106
(CUSIP Number)

December 23, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 19 Pages
Exhibit Index: Page 17

SCHEDULE 13G

CUSIP No.: 86272T106	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 832,300
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 832,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.1% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 832,300
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 832,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.1% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

CUSIP No.: 86272T106	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,815,400
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,815,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,815,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.7% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: PN

CUSIP No.: 86272T106	Page 5 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,815,400
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,815,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,815,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.7% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

CUSIP No.: 86272T106	Page 6 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GLOBAL OPPORTUNITIES BREAKAWAY LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 557,300
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 557,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 557,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.7% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 7 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 557,300
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 557,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 557,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.7% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: PN

CUSIP No.: 86272T106	Page 8 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 557,300
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 557,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 557,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.7% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

CUSIP No.: 86272T106	Page 9 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 3,647,700
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 3,647,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,647,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.9% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

CUSIP No.: 86272T106	Page 10 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 4,205,000
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 4,205,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,205,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.6% based on 75,179,918 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: IN

Page 11 of 19 Pages

Item 1(a).	Name of Issuer:
Strategic Hotels & Resorts, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 West Madison Street, Suite 1700, Chicago, IL 60606
Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”);

ii) Harbinger Capital Partners LLC (“Harbinger LLC”);

iii)  Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”);

iv)  Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”);

v)  Global Opportunities Breakaway Ltd. (the “Breakaway Fund”);

vi) Harbinger Capital Partners II LP (“HCP II”);

vii) Harbinger Capital Partners II GP LLC (“HCP II GP”);

viii) Harbinger Holdings, LLC (“Harbinger Holdings”); and

ix) Philip Falcone (“Mr. Falcone”).

This Statement relates to Shares (as defined herein) held for the accounts of the Master Fund, the Special Fund and the Breakaway Fund.

Harbinger LLC serves as the investment manager and investment advisor to the Master Fund.  HCPSS serves as the general partner of the Special Fund.  HCP II serves as the investment manager to the Breakaway Fund.  HCP II GP serves as the general partner of HCP II.  Harbinger Holdings serves as the managing member of Harbinger LLC and HCPSS.  Mr. Falcone serves as the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund.  In such capacity, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the Master Fund and the Special Fund.  Mr. Falcone may also be deemed to have voting and dispositive power over the Shares held for the Breakaway Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of Harbinger LLC, the Special Fund, HCPSS, HCP II,  HCP II GP, Harbinger Holdings and Mr. Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

Page 12 of 19 Pages

The address of the principal business office of the Master Fund is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

The address of the principal business office of the Breakaway Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104.

Item 2(c).               Citizenship:

i)  The Master Fund is a Cayman Islands exempted company;

ii)  Harbinger LLC is a Delaware limited liability company;

iii)  The Special Fund is a Delaware limited partnership;

iv)  HCPSS is a Delaware limited liability company;

v)  The Breakaway Fund is a Cayman Islands exempted company;

vi)  HCP II is a Delaware limited partnership;

vii)  HCP II GP is a Delaware limited liability company;

viii)  Harbinger Holdings is a Delaware limited liability company; and

ix)  Mr. Falcone is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).               CUSIP Number:

86272T106

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                          Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

Page 13 of 19 Pages

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group in accordance with Rule 13d-1(b)(l)(ii)(K).

Item 4.                     Ownership:

Item 4(a)                 Amount Beneficially Owned:

As of December 31, 2009, Harbinger LLC may be deemed to be the beneficial owners of 832,300 Shares held for the account of the Master Fund; HCPSS may be deemed to be the beneficial owners of 2,815,400 Shares held for the account of the Special Fund; and HCP II and HCP II GP may be deemed to be the beneficial owners of 557,300 Shares held for the account of the Breakaway Fund.

                                As of December 31, 2009, Harbinger Holdings may be deemed to be the beneficial owner of 3,647,700 Shares.  This amount consists of: (A) 832,300 Shares held for the account of the Master Fund; and (B) 2,815,400 Shares held for the account of the Special Fund.

As of December 31, 2009, Mr. Falcone may be deemed to be the beneficial owner of 4,205,000 Shares.  This amount consists of: (A) 832,300 Shares held for the account of the Master Fund; (B) 2,815,400 Shares held for the account of the Special Fund; and (C) 557,300 Shares held for the account of the Breakaway Fund.

Item 4(b)                 Percent of Class:

The number of Shares of which each of Harbinger LLC may be deemed to be the beneficial owner constitutes approximately 1.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 75,179,918 shares outstanding as of November 4, 2009).

               The number of Shares of which each of HCPSS may be deemed to be the beneficial owner constitutes approximately 3.7% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 75,179,918 shares outstanding as of November 4, 2009).

               The number of Shares of which each of HCP II and HCP II GP may be deemed to be the beneficial owner constitutes approximately 0.7% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 75,179,918 shares outstanding as of November 4, 2009).

                               The number of Shares of which Harbinger Holdings may be deemed to be the beneficial owner constitutes approximately 4.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 75,179,918 shares outstanding as of November 4, 2009).

The number of Shares of which Mr. Falcone may be deemed to be the beneficial owner constitutes approximately 5.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 75,179,918 shares outstanding as of November 4, 2009).

Item 4(c)                 Number of Shares of which such person has:

The Master Fund and Harbinger LLC:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	832,300
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	832,300

Page 14 of 19 Pages

The Special Fund and HCPSS:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,815,400
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,815,400

The Breakaway Fund, HCP II and HCP II GP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	557,300
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	557,300

Harbinger Holdings:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,647,700
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,647,700

Mr. Falcone:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,205,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,205,000

Item 5.                     Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.                     Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

	By:	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

	By:	HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	GLOBAL OPPORTUNITIES BREAKAWAY LTD.

	By:	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 16 of 19 Pages

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	PHILIP FALCONE

	By:	/s/ Philip Falcone

Page 17 of 19 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated January 4, 2010 by and among the Reporting Persons…………………………………..	18

Page 18 of 19 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Strategic Hotels & Resorts, Inc. dated as of January 4, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

	By:	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

	By:	HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	GLOBAL OPPORTUNITIES BREAKAWAY LTD.

	By:	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 19 of 19 Pages

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: January 4, 2010	PHILIP FALCONE

	By:	/s/ Philip Falcone